August 4, 2008

Anna T. Chew
Chief Financial Officer
UMH Properties, Inc.
3499 Route 9, Suite 3C
Freehold, New Jersey 07728

> **Re: UMH Properties, Inc.**
> **Form 10-K**
> **Filed March 11, 2008**
> **File No. 001-12690**

Dear Ms. Chew:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 11 – Executive Compensation, page 32

Base Salaries, page 33

Bonuses, page 33

1.   In determining both the base salaries and bonuses of your executives, it appears
        that you look to compensation data of executives of other equity REITs that
        compete with you for employees as well as comparing your performance to peer
        REITs. In future flings, please clarify the external competitive data used in
        making your compensation decisions. If you are benchmarking compensation to
        your peers, please identify all the companies that comprise the benchmark group
        or groups. If you have benchmarked different elements of your compensation
        against different benchmarking groups, in future filings, please identify the
        companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation
        S-K. This disclosure should include a discussion of where actual payments fall
        within targeted parameters. To the extent actual compensation was outside a
        targeted percentile range, include an explanation of the reasons for this. Please
        advise us regarding how you intend to revise this disclosure in the future.

2.   You state on page 33 that your president is entitled to receive annual cash bonuses
        based on the achievement of certain performance goals set by the compensation
        committee. Please revise your disclosure in future filings to include the specific
        performance goals for each named executive officer, as applicable, and tell us
        how you intend to comply. Alternatively, provide on a supplemental basis a
        detailed explanation of why you believe that disclosure of the performance goals
        is not required because it would result in competitive harm such that the targets
        could be excluded under Instruction 4 to Item 402(b). To the extent that that it is
        appropriate to omit specific goals, discuss how difficult it will be for the
        executives or how likely it will be for the registrant to achieve the target goals.
        Please see Instruction 4 to Item 402(b) of Regulation S-K.

Item 13 – Certain Relationships and Related Transactions, and Director Independence,
page 40

3.   You state on page 40 that the board of directors approves all related party
        transactions. Please disclose additional information describing your policies and
        procedures regarding related party transactions, such as the types of transactions
        that are covered by such policies and procedures, any standards to be applied
        pursuant to such policies and procedures and whether such policies and
        procedures are in writing. Refer to Item 404(b) of Regulation S-K. Include this
        information in future filings and tell us how you intend to comply.

        As appropriate, please amend your filing and respond to these comments within

10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel